FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC RECEIVED PROCESSING SECTION
APR 29 2005
WASH. D.C. 202

Bear Stearns Asset Backed Securities I LLC	0001283557
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K/A, April 27, 2005, Series 2005-AQ1	333-113636

Name of Person Filing the Document
(If Other than the Registrant)

05051848

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC

By: ______________________________
Name: Baron Silverstein
Title: Vice President

Dated: April 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	15	1,891,308.86	18.35	7.50620	6.99770	126,133.33	360	359	1	624	42.69	84.24	94.52	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	62	6,680,024.31	64.81	8.15739	7.64889	107,780.56	360	359	1	606	39.20	87.35	94.45	5.99656	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	13	1,735,377.27	16.84	8.60413	8.09563	133,508.08	360	359	1	596	41.42	88.90	94.93	5.64721	2.00000	1.00000	6.00000	35
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.11311**	**7.60461**	**114,555.56**	**360**	**359**	**1**	**608**	**40.21**	**87.04**	**94.54**	**5.92452**	**2.00000**	**1.00000**	**6.00000**	**25**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	56	3,901,854.09	37.86	8.3906	7.8821	359	1	69,675.97	87.44	94.66	602
100,000.00 - 149,999.99	18	2,253,814.83	21.87	8.1465	7.6380	359	1	125,211.94	87.56	94.92	610
150,000.00 - 199,999.99	6	1,029,809.32	9.99	8.4797	7.9712	359	1	171,634.89	88.37	94.43	562
200,000.00 - 249,999.99	4	888,211.16	8.62	9.1339	8.6254	359	1	222,052.79	87.36	93.78	584
250,000.00 - 299,999.99	1	292,500.00	2.84	7.6000	7.0915	359	1	292,500.00	90.00	95.00	679
300,000.00 - 349,999.99	1	306,000.00	2.97	6.8500	6.3415	359	1	306,000.00	82.70	92.23	564
350,000.00 - 399,999.99	3	1,095,175.64	10.63	6.6999	6.1914	358	2	365,058.55	84.47	94.38	674
500,000.00 - 549,999.99	1	539,345.40	5.23	7.4500	6.9415	358	2	539,345.40	85.00	95.00	616
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.1131**	**7.6046**	**359**	**1**	**114,519.00**	**87.04**	**94.54**	**608**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.000 - 6.249	1	363,138	3.52	6.0000	5.4915	358	2	6.0000	6.0000	363,138	81.69	96.66	650
6.250 - 6.499	1	367,800	3.57	6.4500	5.9415	359	1	6.4500	6.4500	367,800	81.73	91.51	662
6.750 - 6.999	2	424,800	4.12	6.8360	6.3275	359	1	6.8000	6.8500	212,400	84.74	93.00	570
7.000 - 7.249	5	459,543	4.46	7.1460	6.6375	359	1	7.1000	7.2000	91,909	85.91	95.23	665
7.250 - 7.499	6	1,023,945	9.93	7.4046	6.8961	358	2	7.3000	7.4500	170,658	85.48	94.81	624
7.500 - 7.749	8	1,170,173	11.35	7.6408	7.1323	358	2	7.5500	7.7400	146,272	89.56	94.87	651
7.750 - 7.999	9	833,082	8.08	7.8331	7.3246	358	2	7.7500	7.9000	92,565	87.33	94.45	604
8.000 - 8.249	13	1,183,987	11.49	8.1219	7.6134	359	1	8.0500	8.2000	91,076	87.12	94.71	617
8.250 - 8.499	6	701,383	6.81	8.3165	7.8080	359	1	8.2500	8.4500	116,897	86.16	94.90	575
8.500 - 8.749	9	971,888	9.43	8.5954	8.0869	359	1	8.5000	8.7000	107,988	89.37	94.44	568
8.750 - 8.999	12	1,227,495	11.91	8.8352	8.3267	359	1	8.7500	8.9500	102,291	88.19	94.60	587
9.000 - 9.249	4	265,366	2.57	9.0772	8.5687	358	2	9.0000	9.1500	66,342	87.98	95.00	621
9.250 - 9.499	6	580,213	5.63	9.3725	8.8640	359	1	9.2500	9.4000	96,702	86.94	95.00	592
9.500 - 9.749	1	84,109	0.82	9.6000	9.0915	358	2	9.6000	9.6000	84,109	90.00	95.00	559
9.750 - 9.999	2	131,503	1.28	9.8993	9.3908	358	2	9.8380	9.9500	65,751	90.00	95.00	564
10.000 - 10.249	3	411,636	3.99	10.0439	9.5354	358	2	10.0000	10.1500	137,212	86.46	92.46	572
10.250 - 10.499	2	106,650	1.03	10.2500	9.7415	359	1	10.2500	10.2500	53,325	87.49	95.00	562
TOTAL	**90**	**10,306,710**	**100.00**	**8.1131**	**7.6046**	**359**	**1**	**6.0000**	**10.2500**	**114,519**	**87.04**	**94.54**	**608**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
80.01 - 85.00	45	5,347,981.71	51.89	7.90099	7.39249	359	1	118,844.04	84.30	94.25	599
85.01 - 90.00	45	4,958,728.73	48.11	8.34189	7.83339	359	1	110,193.97	90.00	94.86	617
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.11311**	**7.60461**	**359**	**1**	**114,519.00**	**87.04**	**94.54**	**608**

Collateral Grouped by Original Combined Loan-to-Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
85.01 - 90.00	3	226,739.46	2.20	8.20793	7.69943	358	2	75,579.82	85.00	90.00	585
90.01 - 95.00	85	9,644,975.27	93.58	8.19762	7.68912	359	1	113,470.30	87.31	94.56	607
95.01 - 100.00	2	434,995.71	4.22	6.18997	5.68147	358	2	217,497.86	82.19	96.63	642
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.11311**	**7.60461**	**359**	**1**	**114,519.00**	**87.04**	**94.54**	**608**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	6	543,524.62	5.27	90,587.44	8.61932	88.87	94.01	513
520 - 539	9	893,872.94	8.67	99,319.22	8.05803	86.63	95.00	530
540 - 559	11	1,190,173.52	11.55	108,197.59	8.84772	88.66	95.00	552
560 - 579	22	2,131,050.24	20.68	96,865.92	8.48432	86.17	93.68	568
580 - 599	6	735,914.07	7.14	122,652.35	8.22640	85.71	94.81	588
600 - 619	4	764,666.16	7.42	191,166.54	7.55538	85.54	94.70	614
620 - 639	3	419,442.65	4.07	139,814.22	8.33510	87.47	95.00	628
640 - 659	9	1,168,683.73	11.34	129,853.75	7.81314	86.92	95.51	650
660 - 679	6	932,820.00	9.05	155,470.00	7.35842	86.34	93.51	670
680 - 699	3	332,885.06	3.23	110,961.69	7.84652	90.00	95.00	688
700 - 719	4	579,158.44	5.62	144,789.61	7.71633	89.34	94.99	713
720 - 739	3	364,600.00	3.54	121,533.33	7.33356	85.09	94.48	727
740 - 759	4	249,919.01	2.42	62,479.75	8.17739	88.72	95.00	750
TOTAL	**90**	**10,306,710.44**	**100.00**	**114,519.00**	**8.11311**	**87.04**	**94.54**	**608**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	11	1,437,884.60	13.95
Condominium	2	305,711.16	2.97
PUD	11	1,905,389.98	18.49
Single Family	66	6,657,724.70	64.60

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	45	4,612,348.58	44.75
Owner Occupied	45	5,694,361.86	55.25
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	52	5,463,050.57	53.00
Limited	6	1,072,888.67	10.41
Stated Income	23	2,911,757.43	28.25
Stated/Stated	9	859,013.77	8.33
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
10.01 - 15.00	2	182,203.85	1.77	91,101.93	7.97117	90.00	95.00	14.33
15.01 - 20.00	1	63,714.07	0.62	63,714.07	8.85000	85.00	95.00	16.30
20.01 - 25.00	6	673,695.96	6.54	112,282.66	8.11519	86.35	95.00	23.25
25.01 - 30.00	6	612,387.96	5.94	102,064.66	8.96167	86.94	93.33	27.24
30.01 - 35.00	9	759,579.79	7.37	84,397.75	8.69739	86.35	94.51	32.59
35.01 - 40.00	22	2,299,053.88	22.31	104,502.45	8.19059	86.70	94.09	38.62
40.01 - 45.00	15	1,572,045.15	15.25	104,803.01	8.30565	88.39	94.47	42.11
45.01 - 50.00	26	3,803,382.12	36.90	146,283.93	7.71066	86.98	94.91	47.27
50.01 - 55.00	1	55,190.65	0.54	55,190.65	9.10000	85.00	95.00	50.90
55.01 - 60.00	2	285,457.01	2.77	142,728.51	8.14641	85.79	94.76	56.48
TOTAL	**90**	**10,306,710.44**	**100.00**	**114,519.00**	**8.11311**	**87.04**	**94.54**	**40.21**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	5	1,256,695.71	12.19
Purchase	84	8,852,014.73	85.89
Rate/Term Refinance	1	198,000.00	1.92
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	90	10,306,710.44	100.00	114,519.00	8.11311	94.54	608
TOTAL	**90**	**10,306,710.44**	**100.00**	**114,519.00**	**8.11311**	**94.54**	**608**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	90	10,306,710.44	100.00
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**13**	**1,981,172.28**	**19.22**
No PP	13	1,981,172.28	19.22
Yes	**77**	**8,325,538.16**	**80.78**
2Y PP	43	5,120,270.74	49.68
3Y PP	34	3,205,267.42	31.10
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	1	229,211.16	2.22
CA	5	1,734,221.04	16.83
CO	1	198,000.00	1.92
FL	3	216,706.89	2.10

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
IL	5	740,520.00	7.18
IN	12	800,275.22	7.76
KS	2	287,050.00	2.79
LA	1	112,500.00	1.09
MD	2	542,050.00	5.26
MI	18	1,643,758.75	15.95
MN	1	227,000.00	2.20
MO	18	1,641,483.34	15.93
MS	1	57,770.77	0.56
NM	3	339,302.28	3.29
NV	1	142,277.51	1.38
OH	5	305,800.24	2.97
PA	1	71,857.58	0.70
TX	7	591,375.66	5.74
UT	1	94,500.00	0.92
WA	1	147,900.00	1.43
WI	1	183,150.00	1.78
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**75**	**8,415,401.58**	**81.65**
5.000 - 5.499	5	740,520.00	7.18
6.000 - 6.499	69	7,602,913.78	73.77
6.500 - 6.999	1	71,967.80	0.70
FIXED	**15**	**1,891,308.86**	**18.35**
0.000 - 0.499	15	1,891,308.86	18.35
TOTAL	**90**	**10,306,710.44**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	15	1,891,308.86	18.35
WSJ-6MLIBOR	75	8,415,401.58	81.65
TOTAL	**90**	**10,306,710.44**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	15	1,891,308.86	18.35	7.50620	6.99770	126,133.33	360	359	1	624	42.69	84.24	94.52	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	62	6,680,024.31	64.81	8.15739	7.64889	107,780.56	360	359	1	606	39.20	87.35	94.45	5.99656	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	13	1,735,377.27	16.84	8.60413	8.09563	133,508.08	360	359	1	596	41.42	88.90	94.93	5.64721	2.00000	1.00000	6.00000	35
TOTAL	**90**	**10,306,710.44**	**100.00**	**8.11311**	**7.60461**	**114,555.56**	**360**	**359**	**1**	**608**	**40.21**	**87.04**	**94.54**	**5.92452**	**2.00000**	**1.00000**	**6.00000**	**25**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	90	10,306,710.44	100.00
TOTAL	**90**	**10,306,710.44**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Alabama	23	2,308,775.91	0.72
Alaska	8	1,434,221.42	0.45
Arizona	115	14,802,989.56	4.64
Arkansas	4	347,621.60	0.11
California	234	68,006,600.45	21.31
Colorado	27	5,030,579.62	1.58
Connecticut	16	2,896,806.68	0.91
Delaware	3	590,133.00	0.18
Florida	237	39,037,226.46	12.23
Georgia	34	4,528,335.29	1.42
Hawaii	7	2,417,150.00	0.76
Idaho	1	86,633.70	0.03
Illinois	140	23,902,863.11	7.49
Indiana	91	7,116,174.09	2.23
Iowa	18	1,703,012.87	0.53
Kansas	11	1,100,741.42	0.34
Kentucky	17	1,710,216.93	0.54
Louisiana	32	3,276,781.22	1.03
Maine	4	521,200.00	0.16
Maryland	58	12,036,084.83	3.77
Massachusetts	10	2,777,477.06	0.87
Michigan	165	17,162,109.02	5.38
Minnesota	30	4,775,648.10	1.50
Mississippi	11	1,055,387.06	0.33
Missouri	71	7,243,375.38	2.27
Nebraska	5	351,950.15	0.11
Nevada	31	5,306,815.79	1.66
New Hampshire	4	664,404.19	0.21
New Jersey	53	13,786,209.35	4.32
New Mexico	13	1,701,525.45	0.53
New York	100	32,338,264.34	10.13
North Carolina	17	1,884,237.26	0.59
North Dakota	2	257,036.95	0.08
Ohio	12	1,330,041.21	0.42
Oklahoma	16	1,695,542.19	0.53
Oregon	3	501,005.98	0.16
Pennsylvania	71	9,040,600.34	2.83
Rhode Island	1	324,000.00	0.10
South Carolina	5	564,590.16	0.18
South Dakota	1	173,700.00	0.05
Tennessee	40	3,915,301.61	1.23
Texas	75	7,352,011.56	2.30
Utah	18	2,409,877.73	0.76
Washington	26	4,793,459.64	1.50
Wisconsin	40	4,613,611.36	1.45
Wyoming	2	216,488.83	0.07
TOTAL	**1,902**	**319,088,818.87**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Roxborough, Claude W.

From: Durden, Robert R (Exchange) [rdurden@bear.com]
Sent: Tuesday, April 12, 2005 10:31 AM
To: James.Burke1@wachovia.com
Cc: Calabrese Jr., Ernest (Exchange); McCann, Robert (Exchange); Roxborough, Claude W.
Subject: RE: BSABS 05-AQ1
Attachments: Disclaimer.txt

Requested information below.

1. What is the % of silent second liens? 3.23%
2. What is the WACLTV (including silent seconds)? 89.80%
3. What is the avg. DTI ratio? 39.34%
4. What are the rating agency expected cum losses? Fitch – 6.75% - Moody's – 5.85%

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

-----Original Message-----
From: Calabrese Jr., Ernest (Exchange)
Sent: Tuesday, April 12, 2005 10:17 AM
To: Durden, Robert R (Exchange)
Subject: FW: BSABS 05-AQ1

Cum Loss

Fitch – 6.75%
Moody's – 5.85%

-----Original Message-----
From: Ward, Angela - Asset Backed Securities (Exchange)
Sent: Tuesday, April 12, 2005 10:16 AM
To: Calabrese Jr., Ernest (Exchange)
Cc: McCann, Robert (Exchange)
Subject: RE: BSABS 05-AQ1

Ernie, can you help? Thanks much!

-----Original Message-----
From: McCann, Robert (Exchange)
Sent: Tuesday, April 12, 2005 10:14 AM

To: Ward, Angela - Asset Backed Securities (Exchange)
Subject: FW: BSABS 05-AQ1

Ang,

Pls either send this to the banker on the deal or tell me who the banker is....

TY
-----Original Message-----
From: Burke, James [mailto:James.Burke1@wachovia.com]
Sent: Tuesday, April 12, 2005 10:09 AM
To: McCann, Robert (Exchange)
Subject: BSABS 05-AQ1

Couple of questions:

1. What is the % of silent second liens?
2. What is the WACLTV (including silent seconds)?
3. What is the avg. DTI ratio?
4. What are the rating agency expected cum losses?

Please put me in for the whole M2 class subject to price talk and satisfactory answers to the above questions.

Thanks,

JB

Roxborough, Claude W.

From: Durden, Robert R (Exchange) [rdurden@bear.com]
Sent: Tuesday, April 12, 2005 12:31 PM
To: Michelson, Bradley (Exchange)
Cc: Roxborough, Claude W.
Subject: RE: *Info requests for bear*

Attachments: AQ1{LEHMAN}.pdf; AQ1{SIL_SEC}.pdf; Disclaimer.txt

AQ1{LEHMAN}.pdf (9 KB) AQ1{SIL_SEC}.pdf (58 KB) Disclaimer.txt (416 B)

(1) For total mortgage loan pool:

> Stratifications for: Attached
> Initial caps Attached
> Periodic caps Attached
> Schedule of reset dates Attached
>
>
> (2) Could you also rerun (for the total mortgage loan pool) the
> mortgage loan principal balance stratification breaking out the first
> bucket ($1- $1000,000) into: Attached
> $1- $50,000 and
> $50,001= $100,000.
>
>
> (3) Do you know if there are silent seconds associated with this
> collateral pool. If so, could you break out the loans w/silent
> seconds and run stratifications on that sub segment of the portfolio?

3.23% of the mortgage pool has a silent second. Attached are strats for those loans.

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

-----Original Message-----
From: Michelson, Bradley (Exchange)
Sent: Tuesday, April 12, 2005 12:10 PM
To: Durden, Robert R (Exchange)
Subject: FW: Info requests for bear

-----Original Message-----
From: Schneider, Richard [mailto:rischnei@lehman.com]
Sent: Tuesday, April 12, 2005 10:58 AM
To: Michelson, Bradley (Exchange)
Subject: FW: Info requests for bear

Please get this info for us

> -----Original Message-----
> From: Ladewski, Laura M
> Sent: Tuesday, April 12, 2005 10:55 AM
> To: Schneider, Richard
> Subject: Info requests for bear
>
> (1) For total mortgage loan pool:
> Stratifications for:
> Initial caps
> Periodic caps
> Schedule of reset dates
>
>
> (2) Could you also rerun (for the total mortgage loan pool) the
> mortgage loan principal balance stratification breaking out the first
> bucket ($1- $1000,000) into:
> $1- $50,000 and
> $50,001= $100,000.
>
>
> (3) Do you know if there are silent seconds associated with this
> collateral pool. If so, could you break out the loans w/silent
> seconds and run stratifications on that sub segment of the portfolio?
>
> Thanks.
>
>

This message is intended only for the personal and confidential use of the designated recipient(s) named above. If you are not the intended recipient of this message you are hereby notified that any review, dissemination, distribution or copying of this message is strictly prohibited. This communication is for information purposes only and should not be regarded as an offer to sell or as a solicitation of an offer to buy any financial product, an official confirmation of any transaction, or as an official statement of Lehman Brothers. Email transmission cannot be guaranteed to be secure or error-free. Therefore, we do not represent that this information is complete or accurate and it should not be relied upon as such. All information is subject to change without notice.

ORIGINAL PRINCIPAL BALANCE						
ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
- 50,000.99	8	399,894.34	0.13	49,986.79	627.1262	86.0769
50,001.00 - 100,000.99	566	42,203,514.23	13.23	74,564.51	611.1222	89.4022
100,001.00 - 200,000.99	803	113,206,754.11	35.48	140,979.77	614.4880	90.0172
200,001.00 - 300,000.99	283	69,352,764.88	21.73	245,062.77	616.3374	89.2796
300,001.00 - 400,001.00	159	54,924,262.51	17.21	345,435.61	622.0242	89.5418
400,001.01 - 500,000.99	67	29,763,086.40	9.33	444,225.17	622.1236	89.2310
500,001.00 - 600,000.99	11	6,076,672.92	1.90	552,424.81	623.2621	88.0367
600,001.00 - 700,000.99	5	3,161,869.48	0.99	632,373.90	601.6755	88.4856
TOTAL	**1,902**	**319,088,818.87**	**100.00**	**167,764.89**	**616.5102**	**89.5626**

Collateral Grouped by Init. Rate Cap			
PRODUCT INIT RATE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	**379**	**58,386,327.94**	**18.30**
0.000	379	58,386,327.94	18.30
LIBOR 2/6 ARM	**1,124**	**184,804,489.80**	**57.92**
1.900	1	62,100.00	0.02
1.950	1	127,619.00	0.04
2.000	1,122	184,614,770.80	57.86
LIBOR 3/6 ARM	**399**	**75,898,001.13**	**23.79**
1.975	1	54,400.00	0.02
2.000	398	75,843,601.13	23.77
TOTAL	**1,902**	**319,088,818.87**	**100.00**

Collateral Grouped by Per. Rate Cap			
PRODUCT PER RATE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	**379**	**58,386,327.94**	**18.30**
0.000	379	58,386,327.94	18.30
LIBOR 2/6 ARM	**1,124**	**184,804,489.80**	**57.92**
1.000	1,124	184,804,489.80	57.92
LIBOR 3/6 ARM	**399**	**75,898,001.13**	**23.79**
1.000	399	75,898,001.13	23.79
TOTAL	**1,902**	**319,088,818.87**	**100.00**

Collateral Grouped by Next Adjust			
PRODUCT NEXT RATE ADJ DATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	**379**	**58,386,327.94**	**18.30**
	379	58,386,327.94	18.30
LIBOR 2/6 ARM	**1,124**	**184,804,489.80**	**57.92**
20061201	11	2,032,665.64	0.64
20070101	275	48,045,191.12	15.06
20070201	838	134,726,633.04	42.22
LIBOR 3/6 ARM	**399**	**75,898,001.13**	**23.79**
20071201	4	829,552.07	0.26
20080101	81	16,828,931.46	5.27
20080201	314	58,239,517.60	18.25
TOTAL	**1,902**	**319,088,818.87**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	48	4,397,904.15	12.06	8.37658	7.86808	91,650.00	353	352	1	665	38.29	87.33	88.43	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	201	24,420,856.46	66.97	8.28550	7.77700	121,527.42	360	359	1	644	36.24	88.60	89.42	5.98445	1.99975	1.00000	6.00000	23
LIBOR 3/6 ARM	52	7,644,470.68	20.96	8.25788	7.74938	147,029.65	360	359	1	646	32.65	89.04	89.86	5.86831	1.99982	1.00000	6.00000	35
TOTAL	**301**	**36,463,231.29**	**100.00**	**8.29070**	**7.78220**	**121,168.62**	**359**	**358**	**1**	**647**	**35.73**	**88.54**	**89.40**	**5.95676**	**1.99976**	**1.00000**	**6.00000**	**26**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	1	49,975.92	0.14	9.6000	9.0915	358	2	49,975.92	84.75	84.75	692
50,000.00 - 99,999.99	174	11,709,212.87	32.11	8.4162	7.9077	356	1	67,294.33	87.53	88.80	640
100,000.00 - 149,999.99	62	7,739,219.83	21.22	8.2097	7.7012	359	1	124,826.13	88.69	89.46	642
150,000.00 - 199,999.99	20	3,430,050.04	9.41	8.4589	7.9504	359	1	171,502.50	89.19	89.96	633
200,000.00 - 249,999.99	16	3,546,083.82	9.73	8.5251	8.0166	359	1	221,630.24	89.29	90.58	652
250,000.00 - 299,999.99	9	2,501,768.29	6.86	8.1085	7.6000	359	1	277,974.25	89.97	90.56	643
300,000.00 - 349,999.99	4	1,258,500.00	3.45	8.5002	7.9917	359	1	314,625.00	88.68	88.68	670
350,000.00 - 399,999.99	7	2,643,525.57	7.25	8.1192	7.6107	359	1	377,646.51	90.01	90.70	697
400,000.00 - 449,999.99	4	1,670,850.00	4.58	8.1684	7.6599	359	1	417,712.50	88.74	88.74	606
450,000.00 - 499,999.99	4	1,914,044.95	5.25	7.5241	7.0156	359	1	478,511.24	87.43	87.43	680
TOTAL	**301**	**36,463,231.29**	**100.00**	**8.2907**	**7.7822**	**358**	**1**	**121,140.30**	**88.54**	**89.40**	**647**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.750 - 5.999	1	125,874	0.35	5.9750	5.4665	358	2	5.9750	5.9750	125,874	90.00	90.00	684
6.250 - 6.499	1	70,934	0.19	6.3500	5.8415	358	2	6.3500	6.3500	70,934	89.87	89.87	643
6.500 - 6.749	3	692,300	1.90	6.6419	6.1334	359	1	6.6000	6.6500	230,767	88.89	88.89	707
6.750 - 6.999	9	1,482,632	4.07	6.9306	6.4221	359	1	6.7500	6.9900	164,737	87.90	88.30	627
7.000 - 7.249	16	1,810,099	4.96	7.1082	6.5997	359	1	7.0000	7.2000	113,131	87.61	89.48	674
7.250 - 7.499	12	1,119,015	3.07	7.3637	6.8552	358	2	7.2500	7.4500	93,251	88.03	88.70	665
7.500 - 7.749	23	3,420,191	9.38	7.6008	7.0923	359	1	7.5000	7.7000	148,704	87.82	88.94	666
7.750 - 7.999	44	5,142,805	14.10	7.8796	7.3711	357	1	7.7500	7.9900	116,882	88.79	89.09	657
8.000 - 8.249	26	2,608,886	7.15	8.0963	7.5878	351	1	8.0000	8.2250	100,342	89.16	90.53	666
8.250 - 8.499	32	4,644,513	12.74	8.3407	7.8322	359	1	8.2500	8.4500	145,141	88.43	89.31	647
8.500 - 8.749	25	3,441,318	9.44	8.5793	8.0708	359	1	8.5000	8.7000	137,653	90.28	90.62	659
8.750 - 8.999	43	5,593,872	15.34	8.8368	8.3283	359	1	8.7500	8.9880	130,090	88.64	89.56	626
9.000 - 9.249	19	1,805,878	4.95	9.1072	8.5987	359	1	9.0000	9.2000	95,046	88.87	89.90	627
9.250 - 9.499	22	2,234,357	6.13	9.3432	8.8347	359	1	9.2500	9.4800	101,562	88.59	89.92	633
9.500 - 9.749	9	896,648	2.46	9.5541	9.0456	359	1	9.5000	9.6500	99,628	87.04	87.04	617
9.750 - 9.999	6	566,250	1.55	9.8378	9.3293	359	1	9.7500	9.9500	94,375	87.32	87.32	602

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
10.000 - 10.249	2	291,261	0.80	10.0000	9.4915	358	2	10.0000	10.0000	145,631	85.00	91.40	573
10.250 - 10.499	5	349,350	0.96	10.3369	9.8284	359	1	10.2500	10.4000	69,870	85.00	86.53	573
10.500 - 10.749	2	113,050	0.31	10.5489	10.0404	359	1	10.5000	10.6000	56,525	85.00	85.00	577
11.250 - 11.499	1	54,000	0.15	11.3000	10.7915	359	1	11.3000	11.3000	54,000	90.00	90.00	601
TOTAL	301	36,463,231	100.00	8.2907	7.7822	358	1	5.9750	11.3000	121,140	88.54	89.40	647

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
80.01 - 85.00	117	11,730,838.34	32.17	8.40724	7.89874	356	1	100,263.58	84.67	86.18	614
85.01 - 90.00	170	22,550,027.16	61.84	8.21231	7.70381	359	1	132,647.22	89.97	90.57	663
90.01 - 95.00	14	2,182,365.79	5.99	8.47420	7.96570	358	2	155,883.27	94.51	94.51	652
TOTAL	301	36,463,231.29	100.00	8.29070	7.78220	358	1	121,140.30	88.54	89.40	647

Collateral Grouped by Original Combined Loan-to Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
80.01 - 85.00	96	9,839,918.38	26.99	8.33981	7.83131	356	1	102,499.15	84.67	84.67	615
85.01 - 90.00	148	19,963,623.00	54.75	8.23995	7.73145	359	1	134,889.34	89.93	89.97	662
90.01 - 95.00	56	6,587,832.33	18.07	8.38356	7.87506	359	1	117,639.86	90.13	94.64	650
95.01 - 100.00	1	71,857.58	0.20	7.15000	6.64150	358	2	71,857.58	84.71	96.47	600
TOTAL	301	36,463,231.29	100.00	8.29070	7.78220	358	1	121,140.30	88.54	89.40	647

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	1	106,250.00	0.29	106,250.00	8.80000	85.00	85.00	515
540 - 559	11	930,586.62	2.55	84,598.78	8.64782	84.85	85.58	554
560 - 579	29	2,923,695.94	8.02	100,817.10	9.10886	84.83	86.82	571
580 - 599	27	3,404,294.37	9.34	126,084.98	8.65492	86.58	88.28	589
600 - 619	43	4,454,942.67	12.22	103,603.32	8.24582	88.17	88.53	608
620 - 639	33	4,818,547.71	13.21	146,016.60	8.16969	89.63	89.84	630
640 - 659	49	5,878,246.69	16.12	119,964.22	8.30277	90.12	90.90	649
660 - 679	38	4,400,664.45	12.07	115,806.96	8.27091	89.09	89.80	670
680 - 699	24	3,282,034.05	9.00	136,751.42	8.10418	89.51	90.02	687
700 - 719	15	2,023,775.66	5.55	134,918.38	8.00726	89.79	91.41	708
720 - 739	14	2,389,421.39	6.55	170,672.96	7.57487	88.57	89.46	730

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
740 - 759	12	1,148,311.74	3.15	95,692.65	7.90731	88.30	89.67	749
760 - 779	5	702,460.00	1.93	140,492.00	8.45740	89.20	89.20	771
TOTAL	301	36,463,231.29	100.00	121,140.30	8.29070	88.54	89.40	647

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	48	6,816,315.18	18.69
Condominium	12	1,548,734.68	4.25
PUD	11	1,472,209.44	4.04
Single Family	230	26,625,971.99	73.02
TOTAL	301	36,463,231.29	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	301	36,463,231.29	100.00
TOTAL	301	36,463,231.29	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	112	11,891,966.95	32.61
Limited	27	3,848,340.39	10.55
Stated Income	91	11,551,091.50	31.68
Stated/Stated	71	9,171,832.45	25.15
TOTAL	301	36,463,231.29	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	2	159,405.20	0.44	79,702.60	9.06083	87.68	87.68	4.75
5.01 - 10.00	3	652,410.00	1.79	217,470.00	7.36369	90.00	90.00	8.63
10.01 - 15.00	11	1,295,014.43	3.55	117,728.58	8.25579	89.28	89.74	13.87

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
15.01 - 20.00	16	2,624,414.92	7.20	164,025.93	8.02690	88.98	89.23	17.70
20.01 - 25.00	36	3,917,872.47	10.74	108,829.79	8.43035	87.55	88.46	23.06
25.01 - 30.00	31	3,960,436.19	10.86	127,756.01	8.37557	88.70	89.23	28.06
30.01 - 35.00	33	3,519,033.09	9.65	106,637.37	8.39794	88.78	89.81	32.87
35.01 - 40.00	43	4,519,288.60	12.39	105,099.73	8.25441	87.87	88.73	37.67
40.01 - 45.00	47	5,397,832.02	14.80	114,847.49	8.34287	88.62	89.41	42.51
45.01 - 50.00	62	7,860,204.43	21.56	126,777.49	8.24365	89.05	90.27	47.87
50.01 - 55.00	9	1,632,599.99	4.48	181,400.00	8.20856	87.99	88.33	52.16
55.01 - 60.00	7	870,719.95	2.39	124,388.56	8.72060	87.08	90.02	57.81
65.01 +	1	54,000.00	0.15	54,000.00	7.75000	90.00	90.00	65.70
TOTAL	**301**	**36,463,231.29**	**100.00**	**121,140.30**	**8.29070**	**88.54**	**89.40**	**35.73**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	89	10,122,978.15	27.76
Purchase	198	24,928,383.94	68.37
Rate/Term Refinance	14	1,411,869.20	3.87
TOTAL	**301**	**36,463,231.29**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	301	36,463,231.29	100.00	121,140.30	8.29070	89.40	647
TOTAL	**301**	**36,463,231.29**	**100.00**	**121,140.30**	**8.29070**	**89.40**	**647**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	301	36,463,231.29	100.00
TOTAL	**301**	**36,463,231.29**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**67**	**12,017,117.40**	**32.96**
No PP	67	12,017,117.40	32.96
Yes	**234**	**24,446,113.89**	**67.04**
1Y PP	20	2,170,872.76	5.95
2Y PP	131	14,648,014.76	40.17
3Y PP	83	7,627,226.37	20.92
TOTAL	**301**	36,463,231.29	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	3	410,335.13	1.13
AR	1	72,250.00	0.20
AZ	1	51,327.00	0.14
CA	19	4,178,299.42	11.46
CO	2	438,126.56	1.20
CT	3	481,250.00	1.32
FL	30	3,999,497.02	10.97
GA	8	805,698.39	2.21
IA	1	112,414.82	0.31
IL	17	2,460,051.42	6.75
IN	37	2,432,990.30	6.67
KS	1	62,050.00	0.17
KY	4	324,051.61	0.89
LA	6	481,724.77	1.32
MA	1	434,700.00	1.19
MD	7	1,015,707.86	2.79
MI	42	3,285,351.79	9.01
MN	5	856,960.00	2.35
MO	21	2,233,428.16	6.13
MS	1	71,100.00	0.19
NC	6	820,244.19	2.25
ND	1	71,910.00	0.20
NJ	10	2,374,585.32	6.51
NM	3	429,680.89	1.18
NY	14	3,377,425.92	9.26
OH	5	298,397.64	0.82
OK	2	124,615.87	0.34
PA	8	601,222.64	1.65
RI	1	324,000.00	0.89
TN	8	541,319.69	1.48
TX	16	1,281,556.91	3.51

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
UT	4	462,818.00	1.27
WA	5	813,129.33	2.23
WI	8	735,010.64	2.02
TOTAL	301	36,463,231.29	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**253**	**32,065,327.14**	**87.94**
4.500 - 4.999	1	50,321.12	0.14
5.000 - 5.499	15	2,207,114.01	6.05
6.000 - 6.499	232	29,340,142.01	80.47
6.500 - 6.999	3	319,000.00	0.87
7.000 - 7.499	2	148,750.00	0.41
FIXED	**48**	**4,397,904.15**	**12.06**
0.000 - 0.499	48	4,397,904.15	12.06
TOTAL	301	36,463,231.29	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	48	4,397,904.15	12.06
WSJ-6MLIBOR	253	32,065,327.14	87.94
TOTAL	301	36,463,231.29	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	48	4,397,904.15	12.06	8.37658	7.86808	91,650.00	353	352	1	665	38.29	87.33	88.43	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	201	24,420,856.46	66.97	8.28550	7.77700	121,527.42	360	359	1	644	36.24	88.60	89.42	5.98445	1.99975	1.00000	6.00000	23
LIBOR 3/6 ARM	52	7,644,470.68	20.96	8.25788	7.74938	147,029.65	360	359	1	646	32.65	89.04	89.86	5.86831	1.99982	1.00000	6.00000	35
TOTAL	301	36,463,231.29	100.00	8.29070	7.78220	121,168.62	359	358	1	647	35.73	88.54	89.40	5.95676	1.99976	1.00000	6.00000	26

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by IO Term			
IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	301	36,463,231.29	100.00
TOTAL	301	36,463,231.29	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

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```

Job : 91
Date: 4/21/2005
Time: 1:47:07 PM

BSABS 2005-AQ1 {BALANCE < 100,000}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	144	10,501,752.37	24.94	7.98120	7.47270	72,996.92	336	335	1	623	36.38	88.51	88.97	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	346	25,671,431.32	60.97	8.24633	7.73783	74,217.42	360	358	1	608	36.21	89.89	90.70	5.97670	1.99976	1.00000	6.00000	23
LIBOR 3/6 ARM	79	5,930,452.61	14.09	8.32984	7.82134	75,088.87	360	359	1	604	38.06	89.00	89.45	5.92888	1.99977	1.00000	6.00000	35
TOTAL	**569**	**42,103,636.30**	**100.00**	**8.19196**	**7.68346**	**74,029.53**	**354**	**352**	**1**	**611**	**36.51**	**89.42**	**90.09**	**5.96773**	**1.99976**	**1.00000**	**6.00000**	**25**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	3	149,894.34	0.36	7.9002	7.3917	359	1	49,964.78	83.80	83.80	631
50,000.00 - 99,999.99	566	41,953,741.96	99.64	8.1930	7.6845	352	1	74,123.22	89.44	90.11	611
TOTAL	**569**	**42,103,636.30**	**100.00**	**8.1920**	**7.6835**	**352**	**1**	**73,995.85**	**89.42**	**90.09**	**611**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.750 - 5.999	5	404,040	0.96	5.9327	5.4242	292	1	5.8500	5.9900	80,808	87.32	87.32	684
6.000 - 6.249	3	235,601	0.56	6.0876	5.5791	359	1	6.0000	6.1500	78,534	83.04	83.04	612
6.250 - 6.499	5	419,522	1.00	6.3888	5.8803	359	1	6.3500	6.4500	83,904	89.83	89.83	607
6.500 - 6.749	11	823,749	1.96	6.6192	6.1107	348	1	6.5000	6.7000	74,886	85.29	85.29	618
6.750 - 6.999	18	1,456,162	3.46	6.8299	6.3214	350	1	6.7500	6.9500	80,898	90.02	90.02	651
7.000 - 7.249	35	2,711,877	6.44	7.1081	6.5996	359	1	7.0000	7.2000	77,482	88.97	89.92	630
7.250 - 7.499	37	2,801,660	6.65	7.3517	6.8432	348	1	7.2500	7.4500	75,721	89.40	90.22	620
7.500 - 7.749	59	4,347,152	10.32	7.6073	7.0988	356	1	7.5000	7.7400	73,681	89.57	89.82	621
7.750 - 7.999	78	5,982,376	14.21	7.8590	7.3505	349	1	7.7500	7.9990	76,697	89.14	89.59	622
8.000 - 8.249	43	3,149,987	7.48	8.1037	7.5952	352	1	8.0000	8.2250	73,256	88.28	89.91	604
8.250 - 8.499	42	3,102,145	7.37	8.3752	7.8667	352	1	8.2500	8.4500	73,861	89.37	90.09	609
8.500 - 8.749	62	4,637,458	11.01	8.5950	8.0865	347	1	8.5000	8.7000	74,798	90.36	90.83	592
8.750 - 8.999	57	4,068,727	9.66	8.8514	8.3429	354	1	8.7500	8.9900	71,381	89.22	90.02	600
9.000 - 9.249	29	2,033,799	4.83	9.0818	8.5733	359	1	9.0000	9.2000	70,131	91.33	92.25	614
9.250 - 9.499	38	2,594,688	6.16	9.3522	8.8437	359	1	9.2500	9.4880	68,281	89.77	90.70	590
9.500 - 9.749	20	1,568,504	3.73	9.5869	9.0784	359	1	9.5000	9.7250	78,425	91.60	91.87	606
9.750 - 9.999	12	793,952	1.89	9.8414	9.3329	359	1	9.7500	9.9500	66,163	90.25	91.08	594
10.000 - 10.249	4	285,736	0.68	10.0953	9.5868	359	1	10.0000	10.2000	71,434	90.29	92.36	568
10.250 - 10.499	7	458,250	1.09	10.3284	9.8199	359	1	10.2500	10.4000	65,464	86.19	87.94	563
10.500 - 10.749	3	174,250	0.41	10.6020	10.0935	359	1	10.5000	10.7000	58,083	86.76	86.76	568
11.250 - 11.499	1	54,000	0.13	11.3000	10.7915	359	1	11.3000	11.3000	54,000	90.00	90.00	601
TOTAL	**569**	**42,103,636**	**100.00**	**8.1920**	**7.6835**	**352**	**1**	**5.8500**	**11.3000**	**73,996**	**89.42**	**90.09**	**611**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ1 {BALANCE < 100,000}

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1	62,000.00	0.15	6.70000	6.19150	359	1	62,000.00	77.50	77.50	630
80.01 - 85.00	220	15,857,282.02	37.66	8.08345	7.57495	349	1	72,078.55	84.46	85.63	591
85.01 - 90.00	186	13,344,339.80	31.69	8.34424	7.83574	357	1	71,743.76	89.86	90.58	612
90.01 - 95.00	150	11,785,805.14	27.99	8.12033	7.61183	352	1	78,572.03	94.73	94.73	632
95.01 - 100.00	12	1,054,209.34	2.50	8.78510	8.27660	359	1	87,850.78	99.84	99.84	674
TOTAL	**569**	**42,103,636.30**	**100.00**	**8.19196**	**7.68346**	**352**	**1**	**73,995.85**	**89.42**	**90.09**	**611**

Collateral Grouped by Original Combined Loan-to-Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1	62,000.00	0.15	6.70000	6.19150	359	1	62,000.00	77.50	77.50	630
80.01 - 85.00	191	13,897,954.83	33.01	8.03933	7.53083	347	1	72,764.16	84.39	84.39	592
85.01 - 90.00	162	11,628,552.36	27.62	8.33483	7.82633	357	1	71,781.19	89.75	89.84	609
90.01 - 95.00	202	15,389,062.19	36.55	8.19209	7.68359	353	1	76,183.48	93.07	94.77	625
95.01 - 100.00	13	1,126,066.92	2.67	8.68076	8.17226	358	2	86,620.53	98.87	99.62	669
TOTAL	**569**	**42,103,636.30**	**100.00**	**8.19196**	**7.68346**	**352**	**1**	**73,995.85**	**89.42**	**90.09**	**611**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	20	1,489,655.09	3.54	74,482.75	8.60518	86.43	88.00	512
520 - 539	38	2,877,526.95	6.83	75,724.39	8.28771	86.16	87.33	531
540 - 559	60	4,124,190.33	9.80	68,736.51	8.44859	87.06	87.79	551
560 - 579	66	4,772,747.99	11.34	72,314.36	8.46487	86.84	88.56	569
580 - 599	73	5,692,047.38	13.52	77,973.25	8.35348	90.34	90.71	589
600 - 619	93	6,934,020.55	16.47	74,559.36	8.20858	90.39	90.62	608
620 - 639	51	3,814,227.98	9.06	74,788.78	8.09487	91.65	91.85	629
640 - 659	62	4,628,637.77	10.99	74,655.45	7.91407	91.75	92.04	651
660 - 679	30	2,184,550.52	5.19	72,818.35	7.99964	89.25	90.00	667
680 - 699	27	2,069,971.39	4.92	76,665.61	7.77575	90.52	90.69	687
700 - 719	17	1,209,499.94	2.87	71,147.06	7.80882	90.10	91.30	712
720 - 739	10	709,333.26	1.68	70,933.33	7.75629	90.03	90.63	727
740 - 759	14	998,574.83	2.37	71,326.77	7.81482	89.65	91.22	748
760 - 779	5	346,177.74	0.82	69,235.55	7.84528	88.13	88.13	774
780 - 799	3	252,474.58	0.60	84,158.19	7.87784	96.21	96.21	784
TOTAL	**569**	**42,103,636.30**	**100.00**	**73,995.85**	**8.19196**	**89.42**	**90.09**	**611**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	42	3,016,397.06	7.16
Condominium	20	1,505,789.00	3.58
PUD	15	1,106,553.27	2.63
Single Family	492	36,474,896.97	86.63
TOTAL	569	42,103,636.30	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	175	11,759,188.79	27.93
Owner Occupied	388	29,847,005.01	70.89
Second Home	6	497,442.50	1.18
TOTAL	569	42,103,636.30	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	355	26,780,818.73	63.61
Limited	27	1,949,381.62	4.63
Stated Income	108	7,665,688.99	18.21
Stated/Stated	79	5,707,746.96	13.56
TOTAL	569	42,103,636.30	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	3	240,155.20	0.57	80,051.73	8.50239	86.78	86.78	4.39
5.01 - 10.00	1	71,910.00	0.17	71,910.00	8.10000	90.00	90.00	7.80
10.01 - 15.00	10	610,622.27	1.45	61,062.23	7.64375	87.56	88.09	12.89
15.01 - 20.00	23	1,675,262.28	3.98	72,837.49	8.00146	87.46	87.84	17.26
20.01 - 25.00	58	4,243,406.92	10.08	73,162.19	8.15077	89.34	89.74	22.74
25.01 - 30.00	59	4,319,520.44	10.26	73,212.21	8.14475	89.17	89.78	27.99
30.01 - 35.00	75	5,598,542.07	13.30	74,647.23	8.24528	89.91	90.67	32.50
35.01 - 40.00	104	7,460,484.88	17.72	71,735.43	8.22729	89.52	90.44	37.45
40.01 - 45.00	108	8,095,789.82	19.23	74,961.02	8.27707	89.70	90.29	42.52
45.01 - 50.00	115	8,867,687.05	21.06	77,110.32	8.13771	89.54	90.24	47.94
50.01 - 55.00	6	425,285.42	1.01	70,880.90	8.41097	88.17	89.46	51.21

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
55.01 - 60.00	6	440,969.95	1.05	73,494.99	8.47621	89.68	90.34	57.78
65.01 +	1	54,000.00	0.13	54,000.00	7.75000	90.00	90.00	65.70
TOTAL	569	42,103,636.30	100.00	73,995.85	8.19196	89.42	90.09	36.51

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	259	19,614,243.94	46.59
Purchase	262	18,639,433.90	44.27
Rate/Term Refinance	48	3,849,958.46	9.14
TOTAL	569	42,103,636.30	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	569	42,103,636.30	100.00	73,995.85	8.19196	90.09	611
TOTAL	569	42,103,636.30	100.00	73,995.85	8.19196	90.09	611

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	569	42,103,636.30	100.00
TOTAL	569	42,103,636.30	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	102	7,765,500.39	18.44
No PP	102	7,765,500.39	18.44
Yes	467	34,338,135.91	81.56
1Y PP	16	1,129,467.71	2.68
2Y PP	210	15,521,736.95	36.87
3Y PP	241	17,686,931.25	42.01
TOTAL	569	42,103,636.30	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ1 {BALANCE < 100,000}

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	12	825,597.72	1.96
AR	3	214,621.60	0.51
AZ	23	1,954,461.71	4.64
CA	3	253,256.37	0.60
CO	3	238,070.00	0.57
CT	1	93,533.26	0.22
FL	37	2,917,254.81	6.93
GA	8	691,182.07	1.64
IA	11	818,084.00	1.94
ID	1	86,633.70	0.21
IL	20	1,590,763.28	3.78
IN	78	5,303,068.91	12.60
KS	6	404,707.83	0.96
KY	9	649,047.52	1.54
LA	19	1,398,316.13	3.32
MD	6	422,407.86	1.00
ME	1	90,250.00	0.21
MI	93	6,648,344.85	15.79
MN	4	274,240.00	0.65
MO	46	3,386,608.37	8.04
MS	7	505,355.81	1.20
NC	7	566,668.64	1.35
ND	1	71,910.00	0.17
NE	5	351,950.15	0.84
NJ	4	337,800.00	0.80
NM	3	219,113.30	0.52
NY	6	413,420.71	0.98
OH	8	503,516.04	1.20
OK	11	843,095.79	2.00
PA	37	2,898,685.35	6.88
SC	2	153,091.23	0.36
TN	25	1,771,819.49	4.21
TX	45	3,418,533.15	8.12
UT	5	403,350.00	0.96
WA	4	288,231.52	0.68
WI	14	1,007,369.13	2.39
WY	1	89,276.00	0.21
TOTAL	**569**	**42,103,636.30**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	425	31,601,883.93	75.06
4.500 - 4.999	1	50,321.12	0.12
5.000 - 5.499	22	1,754,604.51	4.17
5.500 - 5.999	1	73,555.40	0.17
6.000 - 6.499	388	28,816,355.04	68.44
6.500 - 6.999	10	681,383.76	1.62
7.000 - 7.499	3	225,664.10	0.54
FIXED	144	10,501,752.37	24.94
0.000 - 0.499	144	10,501,752.37	24.94
TOTAL	569	42,103,636.30	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	144	10,501,752.37	24.94
WSJ-6MLIBOR	425	31,601,883.93	75.06
TOTAL	569	42,103,636.30	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	144	10,501,752.37	24.94	7.98120	7.47270	72,996.92	336	335	1	623	36.38	88.51	88.97	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	346	25,671,431.32	60.97	8.24633	7.73783	74,217.42	360	358	1	608	36.21	89.89	90.70	5.97670	1.99976	1.00000	6.00000	23
LIBOR 3/6 ARM	79	5,930,452.61	14.09	8.32984	7.82134	75,088.87	360	359	1	604	38.06	89.00	89.45	5.92888	1.99977	1.00000	6.00000	35
TOTAL	569	42,103,636.30	100.00	8.19196	7.68346	74,029.53	354	352	1	611	36.51	89.42	90.09	5.96773	1.99976	1.00000	6.00000	25

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	569	42,103,636.30	100.00
TOTAL	569	42,103,636.30	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

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```

Job : 94
Date: 4/21/2005
Time: 1:47:16 PM

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	52	9,721,850.98	13.34	7.50773	6.99923	187,037.31	352	351	1	664	42.31	89.57	89.57	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	252	48,393,480.94	66.42	7.74469	7.23619	192,096.66	360	359	1	623	39.88	89.45	89.58	5.99715	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	74	14,739,903.91	20.23	7.92424	7.41574	199,240.84	360	359	1	619	39.49	88.99	89.00	5.82689	2.00000	1.00000	6.00000	35
TOTAL	**378**	**72,855,235.83**	**100.00**	**7.74940**	**7.24090**	**192,799.26**	**359**	**358**	**1**	**628**	**40.13**	**89.37**	**89.46**	**5.95740**	**2.00000**	**1.00000**	**6.00000**	**26**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	80	5,807,605.33	7.97	8.5141	8.0056	353	1	72,595.07	88.28	88.73	637
100,000.00 - 149,999.99	85	10,471,889.54	14.37	7.9562	7.4477	355	1	123,198.70	89.48	89.59	635
150,000.00 - 199,999.99	71	12,032,673.35	16.52	7.8443	7.3358	359	1	169,474.27	89.56	89.56	630
200,000.00 - 249,999.99	38	8,487,155.04	11.65	7.9869	7.4784	359	1	223,346.19	89.98	89.98	628
250,000.00 - 299,999.99	30	8,250,968.59	11.33	7.6350	7.1265	359	1	275,032.29	88.86	88.86	608
300,000.00 - 349,999.99	34	10,944,167.78	15.02	7.5174	7.0089	359	1	321,887.29	89.24	89.51	626
350,000.00 - 399,999.99	18	6,715,215.90	9.22	7.5537	7.0452	359	1	373,067.55	91.64	91.64	629
400,000.00 - 449,999.99	12	5,183,239.39	7.11	6.8881	6.3796	359	1	431,936.62	87.17	87.17	639
450,000.00 - 499,999.99	7	3,304,615.17	4.54	7.2707	6.7622	359	1	472,087.88	88.08	88.08	627
500,000.00 - 549,999.99	1	513,000.00	0.70	9.8500	9.3415	359	1	513,000.00	90.00	90.00	555
550,000.00 - 599,999.99	2	1,144,705.74	1.57	7.7495	7.2410	359	1	572,352.87	92.49	92.49	634
TOTAL	**378**	**72,855,235.83**	**100.00**	**7.7494**	**7.2409**	**358**	**1**	**192,738.72**	**89.37**	**89.46**	**628**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	1	165,750	0.23	5.0000	4.4915	359	1	5.0000	5.0000	165,750	85.00	85.00	723
5.500 - 5.749	4	1,633,550	2.24	5.6604	5.1519	359	1	5.6500	5.7000	408,388	85.47	85.47	655
5.750 - 5.999	6	897,624	1.23	5.8745	5.3660	359	1	5.8000	5.9500	149,604	85.73	85.73	716
6.000 - 6.249	4	1,147,450	1.57	6.0902	5.5817	359	1	6.0500	6.2000	286,863	85.46	85.46	647
6.250 - 6.499	12	3,383,474	4.64	6.3584	5.8499	359	1	6.2500	6.4900	281,956	88.05	88.05	671
6.500 - 6.749	21	5,449,346	7.48	6.5912	6.0827	359	1	6.5000	6.7000	259,493	88.11	88.11	642
6.750 - 6.999	25	5,800,723	7.96	6.8575	6.3490	355	1	6.7500	6.9900	232,029	87.69	88.20	638
7.000 - 7.249	14	2,353,048	3.23	7.0593	6.5508	359	1	7.0000	7.1500	168,075	90.05	90.05	628
7.250 - 7.499	27	5,417,060	7.44	7.3415	6.8330	356	1	7.2500	7.4500	200,632	88.42	88.42	627
7.500 - 7.749	31	6,706,446	9.21	7.5728	7.0643	359	1	7.5000	7.7000	216,337	89.85	89.96	627
7.750 - 7.999	61	12,884,558	17.69	7.8731	7.3646	358	1	7.7500	7.9900	211,222	90.33	90.33	628
8.000 - 8.249	23	3,978,905	5.46	8.0631	7.5546	359	1	8.0000	8.2000	172,996	89.64	89.74	619
8.250 - 8.499	36	6,378,459	8.75	8.3459	7.8374	357	1	8.2500	8.4900	177,179	90.48	90.48	616
8.500 - 8.749	28	4,201,892	5.77	8.5857	8.0772	354	1	8.5000	8.7300	150,068	91.02	91.02	621
8.750 - 8.999	35	4,915,838	6.75	8.8663	8.3578	359	1	8.7500	8.9900	140,453	91.86	92.03	621

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
9.000 - 9.249	15	2,089,811	2.87	9.1126	8.6041	359	1	9.0000	9.2000	139,321	89.21	89.47	597
9.250 - 9.499	15	2,283,572	3.13	9.3411	8.8326	359	1	9.2500	9.4500	152,238	88.71	89.22	609
9.500 - 9.749	6	1,206,749	1.66	9.5533	9.0448	359	1	9.5000	9.7000	201,125	89.77	89.77	588
9.750 - 9.999	7	1,255,465	1.72	9.8246	9.3161	359	1	9.7500	9.9000	179,352	89.79	89.79	576
10.000 - 10.249	2	282,217	0.39	10.0559	9.5474	359	1	10.0000	10.2000	141,108	91.40	91.40	557
10.250 - 10.499	3	310,250	0.43	10.2651	9.7566	359	1	10.2500	10.3000	103,417	81.12	81.12	553
10.500 - 10.749	2	113,050	0.16	10.5489	10.0404	359	1	10.5000	10.6000	56,525	85.00	85.00	577
TOTAL	**378**	**72,855,236**	**100.00**	**7.7494**	**7.2409**	**358**	**1**	**5.0000**	**10.6000**	**192,739**	**89.37**	**89.46**	**628**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
70.01 - 75.00	1	114,750.00	0.16	10.25000	9.74150	359	1	114,750.00	74.51	74.51	546
80.01 - 85.00	141	25,290,070.58	34.71	7.43692	6.92842	357	1	179,362.20	84.51	84.72	621
85.01 - 90.00	125	26,412,596.20	36.25	7.83056	7.32206	359	1	211,300.77	89.66	89.71	620
90.01 - 95.00	109	20,732,990.11	28.46	7.99680	7.48830	358	1	190,210.92	94.86	94.86	645
95.01 - 100.00	2	304,828.94	0.42	8.87377	8.36527	358	2	152,414.47	100.00	100.00	717
TOTAL	**378**	**72,855,235.83**	**100.00**	**7.74940**	**7.24090**	**358**	**1**	**192,738.72**	**89.37**	**89.46**	**628**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
70.01 - 75.00	1	114,750.00	0.16	10.25000	9.74150	359	1	114,750.00	74.51	74.51	546
80.01 - 85.00	136	24,692,226.30	33.89	7.42440	6.91590	357	1	181,560.49	84.53	84.53	622
85.01 - 90.00	122	26,219,387.99	35.99	7.83400	7.32550	359	1	214,913.02	89.65	89.66	619
90.01 - 95.00	117	21,524,042.60	29.54	7.98992	7.48142	358	1	183,966.18	94.52	94.81	645
95.01 - 100.00	2	304,828.94	0.42	8.87377	8.36527	358	2	152,414.47	100.00	100.00	717
TOTAL	**378**	**72,855,235.83**	**100.00**	**7.74940**	**7.24090**	**358**	**1**	**192,738.72**	**89.37**	**89.46**	**628**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
520 - 539	1	212,298.79	0.29	212,298.79	9.70000	85.00	85.00	529
540 - 559	24	4,462,950.80	6.13	185,956.28	8.82101	87.02	87.02	553
560 - 579	42	7,580,612.78	10.41	180,490.78	8.20320	86.64	87.17	570
580 - 599	46	9,522,167.77	13.07	207,003.65	7.92257	87.31	87.31	590
600 - 619	57	11,832,291.43	16.24	207,584.06	7.75735	90.85	90.85	610

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ1 {STATED INCOME STATED ASSETS}

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
620 - 639	51	10,322,475.99	14.17	202,401.49	7.63063	90.98	90.98	629
640 - 659	60	13,056,296.09	17.92	217,604.93	7.43782	89.49	89.61	649
660 - 679	35	5,911,238.32	8.11	168,892.52	7.85455	90.65	90.74	669
680 - 699	23	3,392,918.00	4.66	147,518.17	7.47286	91.61	91.61	688
700 - 719	18	3,269,725.32	4.49	181,651.41	7.11674	90.30	90.30	709
720 - 739	14	2,396,507.94	3.29	171,179.14	6.86818	88.09	88.09	732
740 - 759	6	805,573.26	1.11	134,262.21	7.07473	90.08	90.76	749
780 - 799	1	90,179.34	0.12	90,179.34	7.25000	95.00	95.00	782
TOTAL	**378**	**72,855,235.83**	**100.00**	**192,738.72**	**7.74940**	**89.37**	**89.46**	**628**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	38	8,561,098.35	11.75
Condominium	15	2,479,740.02	3.40
PUD	19	3,930,365.26	5.39
Single Family	306	57,884,032.20	79.45
TOTAL	**378**	**72,855,235.83**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	71	9,171,832.45	12.59
Owner Occupied	303	63,051,645.49	86.54
Second Home	4	631,757.89	0.87
TOTAL	**378**	**72,855,235.83**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Stated/Stated	378	72,855,235.83	100.00
TOTAL	**378**	**72,855,235.83**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	1	180,000.00	0.25	180,000.00	7.99000	90.00	90.00	8.60
10.01 - 15.00	3	444,367.75	0.61	148,122.58	8.55113	91.80	91.80	14.25
15.01 - 20.00	14	1,843,937.98	2.53	131,709.86	8.07855	89.30	89.30	17.86
20.01 - 25.00	23	2,716,646.24	3.73	118,115.05	8.03789	89.44	89.44	23.27
25.01 - 30.00	31	5,123,392.92	7.03	165,270.74	7.48226	88.98	89.05	28.11
30.01 - 35.00	39	5,450,394.60	7.48	139,753.71	7.89426	90.58	90.58	32.60
35.01 - 40.00	72	13,037,029.31	17.89	181,069.85	7.66314	89.21	89.23	37.62
40.01 - 45.00	92	19,986,993.69	27.43	217,249.93	7.71173	89.25	89.28	42.61
45.01 - 50.00	92	21,643,980.00	29.71	235,260.65	7.80042	89.49	89.70	47.41
50.01 - 55.00	7	1,872,792.54	2.57	267,541.79	7.69433	87.64	87.93	51.80
55.01 - 60.00	4	555,700.80	0.76	138,925.20	7.14714	88.04	88.57	58.79
TOTAL	**378**	**72,855,235.83**	**100.00**	**192,738.72**	**7.74940**	**89.37**	**89.46**	**40.13**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	270	54,173,475.06	74.36
Purchase	84	15,124,728.31	20.76
Rate/Term Refinance	24	3,557,032.46	4.88
TOTAL	**378**	**72,855,235.83**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	378	72,855,235.83	100.00	192,738.72	7.74940	89.46	628
TOTAL	**378**	**72,855,235.83**	**100.00**	**192,738.72**	**7.74940**	**89.46**	**628**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	378	72,855,235.83	100.00
TOTAL	**378**	**72,855,235.83**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**95**	**21,796,250.14**	**29.92**
No PP	95	21,796,250.14	29.92
Yes	**283**	**51,058,985.69**	**70.08**
1Y PP	15	3,631,491.48	4.98
2Y PP	151	26,680,969.64	36.62
3Y PP	117	20,746,524.57	28.48
TOTAL	**378**	**72,855,235.83**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	2	397,950.83	0.55
AL	2	192,721.58	0.26
AZ	29	3,644,430.34	5.00
CA	71	21,181,155.11	29.07
CO	6	1,365,811.11	1.87
CT	5	904,979.73	1.24
FL	49	8,720,165.22	11.97
GA	3	459,437.76	0.63
HI	2	621,000.00	0.85
IA	1	90,500.00	0.12
IL	28	5,230,817.33	7.18
IN	11	845,002.95	1.16
KS	1	106,250.00	0.15
KY	2	108,900.00	0.15
LA	5	464,475.00	0.64
MA	1	135,790.92	0.19
MD	10	2,284,304.22	3.14
ME	1	114,750.00	0.16
MI	30	3,522,828.64	4.84
MN	3	607,566.57	0.83
MO	7	941,364.49	1.29
MS	1	71,100.00	0.10
NC	2	180,059.06	0.25
NH	1	169,904.19	0.23
NJ	14	3,863,090.38	5.30
NM	1	66,500.00	0.09
NV	10	1,833,136.95	2.52
NY	26	8,159,065.86	11.20
OH	3	213,461.05	0.29
OK	1	346,750.00	0.48
PA	14	1,703,299.99	2.34

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TN	8	786,958.81	1.08
TX	17	1,730,385.24	2.38
UT	3	388,455.13	0.53
WA	4	950,797.39	1.31
WI	4	452,069.98	0.62
TOTAL	378	72,855,235.83	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	326	63,133,384.85	86.66
5.000 - 5.499	23	4,369,218.57	6.00
6.000 - 6.499	291	56,851,166.64	78.03
6.500 - 6.999	8	1,468,499.64	2.02
7.000 - 7.499	4	444,500.00	0.61
FIXED	52	9,721,850.98	13.34
0.000 - 0.499	52	9,721,850.98	13.34
TOTAL	378	72,855,235.83	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	52	9,721,850.98	13.34
WSJ-6MLIBOR	326	63,133,384.85	86.66
TOTAL	378	72,855,235.83	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	52	9,721,850.98	13.34	7.50773	6.99923	187,037.31	352	351	1	664	42.31	89.57	89.57	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	252	48,393,480.94	66.42	7.74469	7.23619	192,096.66	360	359	1	623	39.88	89.45	89.58	5.99715	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	74	14,739,903.91	20.23	7.92424	7.41574	199,240.84	360	359	1	619	39.49	88.99	89.00	5.82689	2.00000	1.00000	6.00000	35
TOTAL	378	72,855,235.83	100.00	7.74940	7.24090	192,799.26	359	358	1	628	40.13	89.37	89.46	5.95740	2.00000	1.00000	6.00000	26

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	378	72,855,235.83	100.00
TOTAL	**378**	**72,855,235.83**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ1

BSABS 2005 AQ1																			
PRODUCT	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin	CLTV
FIXED	18.30	7.260	6.751	5.550	10.800	154,053.64	352	1	351	88.57	637	0.000	0	0.000	0.000	0.000	-50.850	88.57
LIBOR 2/6 ARM	57.92	7.657	7.148	4.950	11.300	164,416.81	360	1	358	89.96	612	5.972	23	2.000	1.000	13.657	546.391	89.96
LIBOR 3/6 ARM	23.79	7.601	7.093	5.000	10.400	190,220.55	360	1	359	89.37	611	5.836	35	2.000	1.000	13.601	532.795	89.37
TOTAL	**100.00**	**7.571**	**7.063**	**4.950**	**11.300**	**167,764.89**	**358**	**1**	**357**	**89.56**	**617**	**4.847**	**21**	**2.000**	**1.000**	**11.145**	**433.875**	**89.56**

Current Balance	
CURRENT BALANCE	Pct of overall CURRENT BALANCE
- 50,000.99	0.13
50,001.00 - 100,000.99	13.23
100,001.00 - 150,000.99	20.36
150,001.00 - 200,000.99	15.18
200,001.00 - 250,000.00	11.26
250,000.01 - 300,000.00	10.51
300,000.01 - 350,000.00	8.87
350,000.01 - 400,000.00	8.25
400,000.01 - 450,000.00	5.47
450,000.01 - 500,000.00	3.85
500,000.01 - 550,000.00	1.00
550,000.01 - 600,000.00	0.91
600,000.01 - 650,000.00	0.78
650,000.01 - 700,000.00	0.21
TOTAL	**100.00**

Current Gross Coupon	
CURRENT GROSS COUPON	Pct of overall CURRENT BALANCE
4.875 - 4.999	0.06
5.000 - 5.124	0.18
5.125 - 5.249	0.14
5.250 - 5.374	0.12
5.375 - 5.499	0.31
5.500 - 5.624	0.83
5.625 - 5.749	1.34
5.750 - 5.874	1.03
5.875 - 5.999	2.59
6.000 - 6.124	1.27
6.125 - 6.249	1.00
6.250 - 6.374	2.43
6.375 - 6.499	2.53
6.500 - 6.624	4.95
6.625 - 6.749	2.95
6.750 - 6.874	4.29
6.875 - 6.999	5.47

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ1

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall CURRENT BALANCE
7.000 - 7.124	3.78
7.125 - 7.249	2.85
7.250 - 7.374	3.66
7.375 - 7.499	3.45
7.500 - 7.624	5.61
7.625 - 7.749	3.84
7.750 - 7.874	6.34
7.875 - 7.999	6.57
8.000 - 8.124	3.59
8.125 - 8.249	2.30
8.250 - 8.374	3.95
8.375 - 8.499	3.01
8.500 - 8.624	3.81
8.625 - 8.749	2.38
8.750 - 8.874	3.91
8.875 - 8.999	1.97
9.000 - 9.124	1.76
9.125 - 9.249	0.64
9.250 - 9.374	1.17
9.375 - 9.499	1.01
9.500 - 9.624	0.86
9.625 - 9.749	0.42
9.750 - 9.874	0.83
9.875 - 9.999	0.14
10.000 - 10.124	0.26
10.125 - 10.249	0.12
10.250 - 10.374	0.18
10.375 - 10.499	0.03
10.500 - 10.624	0.04
10.625 - 10.749	0.02
10.750 - 10.874	0.03
11.250 - 11.374	0.02
TOTAL	100.00

Current Net Coupon

CURRENT NET COUPON	Pct of overall CURRENT BALANCE
4.375 - 4.499	0.11
4.500 - 4.624	0.13
4.625 - 4.749	0.14
4.750 - 4.874	0.12
4.875 - 4.999	0.43
5.000 - 5.124	0.78
5.125 - 5.249	1.88

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Current Net Coupon	
CURRENT NET COUPON	Pct of overall CURRENT BALANCE
5.250 - 5.374	0.60
5.375 - 5.499	2.87
5.500 - 5.624	0.80
5.625 - 5.749	2.08
5.750 - 5.874	1.56
5.875 - 5.999	5.19
6.000 - 6.124	2.09
6.125 - 6.249	4.45
6.250 - 6.374	3.10
6.375 - 6.499	6.39
6.500 - 6.624	2.71
6.625 - 6.749	4.48
6.750 - 6.874	1.86
6.875 - 6.999	5.66
7.000 - 7.124	3.60
7.125 - 7.249	6.45
7.250 - 7.374	3.66
7.375 - 7.499	7.99
7.500 - 7.624	2.18
7.625 - 7.749	3.35
7.750 - 7.874	2.85
7.875 - 7.999	4.59
8.000 - 8.124	2.17
8.125 - 8.249	3.19
8.250 - 8.374	3.10
8.375 - 8.499	2.45
8.500 - 8.624	1.25
8.625 - 8.749	1.02
8.750 - 8.874	0.79
8.875 - 8.999	1.45
9.000 - 9.124	0.42
9.125 - 9.249	0.59
9.250 - 9.374	0.65
9.375 - 9.499	0.35
9.500 - 9.624	0.05
9.625 - 9.749	0.22
9.750 - 9.874	0.08
9.875 - 9.999	0.05
10.000 - 10.124	0.02
10.125 - 10.249	0.02
10.250 - 10.374	0.03
10.750 - 10.874	0.02
TOTAL	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Original Loan to Value

LOAN TO VALUE	Pct of overall CURRENT BALANCE
70.01 - 75.00	0.04
75.01 - 80.00	0.02
80.01 - 85.00	34.52
85.01 - 90.00	33.50
90.01 - 95.00	29.96
95.01 +	1.97
TOTAL	**100.00**

Credit Score

FICO SCORE	Pct of overall CURRENT BALANCE
500 - 519	3.12
520 - 539	5.20
540 - 559	8.24
560 - 579	8.88
580 - 599	11.62
600 - 619	16.79
620 - 639	13.66
640 - 659	12.42
660 - 679	7.53
680 - 699	5.19
700 - 719	3.01
720 - 739	2.11
740 - 759	1.38
760 - 779	0.56
780 - 799	0.28
TOTAL	**100.00**

Original Term

STATED ORIGINAL TERM	Pct of overall CURRENT BALANCE
180	0.46
240	0.73
360	98.81
TOTAL	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Remaining Term	
STATED REM TERM	Pct of overall CURRENT BALANCE
121 - 180	0.46
181 - 240	0.73
301 - 360	98.81
TOTAL	100.00

State	
STATE1	Pct of overall CURRENT BALANCE
Alabama	0.72
Alaska	0.45
Arizona	4.64
Arkansas	0.11
California	21.31
Colorado	1.58
Connecticut	0.91
Delaware	0.18
Florida	12.23
Georgia	1.42
Hawaii	0.76
Idaho	0.03
Illinois	7.49
Indiana	2.23
Iowa	0.53
Kansas	0.34
Kentucky	0.54
Louisiana	1.03
Maine	0.16
Maryland	3.77
Massachusetts	0.87
Michigan	5.38
Minnesota	1.50
Mississippi	0.33
Missouri	2.27
Nebraska	0.11
Nevada	1.66
New Hampshire	0.21
New Jersey	4.32
New Mexico	0.53
New York	10.13
North Carolina	0.59
North Dakota	0.08
Ohio	0.42
Oklahoma	0.53
Oregon	0.16

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

State

STATE1	Pct of overall CURRENT BALANCE
Pennsylvania	2.83
Rhode Island	0.10
South Carolina	0.18
South Dakota	0.05
Tennessee	1.23
Texas	2.30
Utah	0.76
Washington	1.50
Wisconsin	1.45
Wyoming	0.07
TOTAL	100.00

Loan Purpose

LOAN PURP	Pct of overall CURRENT BALANCE
Cash Out Refinance	60.06
Purchase	33.91
Rate/Term Refinance	6.03
TOTAL	100.00

Occupancy

OCCTYPE	Pct of overall CURRENT BALANCE
Investor	11.43
Owner Occupied	87.69
Second Home	0.88
TOTAL	100.00

Property Type

PROPTYPE	Pct of overall CURRENT BALANCE
2-4 Family	9.93
Condominium	5.56
PUD	5.19
Single Family	79.31
TOTAL	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Documentation Code

DOCTYPE	Pct of overall CURRENT BALANCE
Full/Alternative	50.89
Limited	7.21
Stated Income	19.06
Stated/Stated	22.83
TOTAL	**100.00**

Interest Only

IO FLAG / IO PERIOD	Pct of overall CURRENT BALANCE
NO	100.00
NON-IO	100.00
TOTAL	**100.00**

Index Type

INDEX	Pct of overall CURRENT BALANCE
FIXED	18.30
WSJ-6MLIBOR	81.70
TOTAL	**100.00**

Months to Roll

ROLL	Pct of overall CURRENT BALANCE
0 - 2	18.30
21 - 23	57.92
33 - 35	23.79
TOTAL	**100.00**

Gross Margin

MARGIN	Pct of overall CURRENT BALANCE
0.000 - 1.749	18.30
4.500 - 4.749	0.02
4.750 - 4.999	0.07
5.000 - 5.249	6.41
5.500 - 5.749	0.26

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Gross Margin

MARGIN	Pct of overall CURRENT BALANCE
6.000 - 6.249	73.05
6.250 - 6.499	0.79
6.500 - 6.749	0.80
6.750 - 6.999	0.08
7.000 - 7.249	0.22
TOTAL	100.00

Max Rate

MAX RATE	Pct of overall CURRENT BALANCE
0.000 - 7.999	18.30
10.500 - 10.999	0.06
11.000 - 11.499	0.75
11.500 - 11.999	3.92
12.000 - 12.499	4.87
12.500 - 12.999	13.11
13.000 - 13.499	11.57
13.500 - 13.999	18.83
14.000 - 14.499	11.32
14.500 - 14.999	10.47
15.000 - 15.499	4.18
15.500 - 15.999	2.07
16.000 - 16.499	0.52
16.500 - 16.999	0.02
17.000 +	0.02
TOTAL	100.00

Prepay

PREPAY PP DESC	Pct of overall CURRENT BALANCE
No	32.24
No PP	32.24
Yes	67.76
1Y PP	3.43
2Y PP	32.61
3Y PP	31.72
TOTAL	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Caps

INIT RATE CAP / PER RATE CAP	Pct of overall CURRENT BALANCE
0.000	**18.30**
0.000	18.30
1.900	**0.02**
1.000	0.02
1.950	**0.04**
1.000	0.04
1.975	**0.02**
1.000	0.02
2.000	**81.63**
1.000	81.63
TOTAL	**100.00**

Silent Seconds & CLTV

SILSEC / CLTV SEC	Pct of overall CURRENT BALANCE
NO	**96.77**
70.00 - 79.99	0.06
80.00 - 89.99	39.38
90.00 - 99.99	55.38
100.00 - 109.99	1.95
YES	**3.23**
90.00 - 99.99	3.23
TOTAL	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ1

Collateral Grouped by LTV & FICO									
LOAN TO VALUE	FICO < 600	FICO < 600 BAL	FICO 600 - 625	FICO 600 - 625 BAL	FICO 626 - 650	FICO 626 - 650 BAL	FICO > 650	FICO > 650 BAL	TOTAL BALANCE
70.01 - 75.00	100.00	114,750.00	0.00	0.00	0.00	0.00	0.00	0.00	114,750.00
75.01 - 80.00	0.00	0.00	0.00	0.00	100.00	62,000.00	0.00	0.00	62,000.00
80.01 - 85.00	54.45	59,966,251.81	17.01	18,731,402.69	10.67	11,756,308.44	17.87	19,684,798.44	110,138,761.38
85.01 - 90.00	43.14	46,120,345.33	18.49	19,761,468.23	12.77	13,653,644.43	25.60	27,361,886.18	106,897,344.17
90.01 +	11.84	12,064,470.42	29.71	30,272,326.61	22.29	22,706,749.10	36.15	36,832,417.19	101,875,963.32
TOTAL	**37.06**	**118,265,817.56**	**21.55**	**68,765,197.53**	**15.10**	**48,178,701.97**	**26.29**	**83,879,101.81**	**319,088,818.87**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by LTV & FICO				
LOAN TO VALUE	FICO < 600	FICO 600 - 625	FICO 626 - 650	FICO > 650
70.01 - 75.00	100.00	0.00	0.00	0.00
75.01 - 80.00	0.00	0.00	100.00	0.00
80.01 - 85.00	54.45	17.01	10.67	17.87
85.01 - 90.00	43.14	18.49	12.77	25.60
90.01 +	11.84	29.71	22.29	36.15
TOTAL	**37.06**	**21.55**	**15.10**	**26.29**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Percentage by range

Loans without MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20								
	20-30								
	30-40								
	40-50								
LTVs	50-60								
	60-70								
	70-80	0.00	64.92	0.00	35.08	0.00	0.00	0.00	
	80-90	0.00	16.95	32.94	28.43	15.36	5.20	1.12	
	90-100	0.00	0.30	12.69	50.86	27.05	6.79	2.31	
	>100								

Loans with MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20								
	20-30								
	30-40								
	40-50								
LTVs	50-60								
	60-70								
	70-80								
	80-90								
	90-100								
	>100								

Please provide a breakdown of percentages for each cell of the matrix for loans that fall within the appropriate category brokendown between loans with MI and loans without MI as well as the loan count for each breakdown in the matrices below. The sum of the percentages for the with MI and without MI percentages should equal 100%. The sum of the loans in the matrices below should equal the number of loans in the pool. If FICO is not available for loan, default to <450 bucket. If deal does not have MI, provide data for the entire pool in the "Loans without MI" matrix.

Balance	# of loans	WAC	WA FICO	WA LTV	Owner Occ %	Cashout Refi%
$600,000-650,000	4	6.702	615	89.40	100.00	0.00
$650,001-700,000	1	6.700	550	85.00	100.00	100.00
$700,001-750,000	0.00	0.00	0.00	0.00	0.00	0.00
$751,001-800,000	0.00	0.00	0.00	0.00	0.00	0.00
$800,001-850,000	0.00	0.00	0.00	0.00	0.00	0.00
$850,001-900,000	0.00	0.00	0.00	0.00	0.00	0.00
$900,001-950,000	0.00	0.00	0.00	0.00	0.00	0.00
$950,001-1,000,000	0.00	0.00	0.00	0.00	0.00	0.00
>$1,000,000	0.00	0.00	0.00	0.00	0.00	0.00

Please populate appropriate loan characteristics for each loan bucket.

Full Doc%
74.66
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00

	Deal Name		Data	
Loan Type	Fixed	%	18.3	
	Balloons	%	0	
	2/28 Arms	%	57.92	
	3/27 Arms	%	23.79	
	Other Hybrid Arms	%	0	
Index	1-Month LIBOR	%	0	
	6-Month LIBOR	%	81.7	
	Other Index	%	0	
MI Data	MI Flag	Y/N	N	
	% of Pool Covered	%	0	
	Effective LTV	%	0	
Loan Balance Distribution	$ 0-25,000	# & %	Data	Data
	$ 25,001-50,000	# & %	8	0.13
	$ 50,001-75,000	# & %	290	5.68
	$ 75,001-100,000	# & %	276	7.55
	$ 100,001-150,000	# & %	523	20.36
	$ 150,001-200,000	# & %	281	15.18
	$ 200,001-250,000	# & %	161	11.26
	$ 250,001-300,000	# & %	122	10.51
	$ 300,001-350,000	# & %	88	8.87
	$ 350,001-400,000	# & %	70	8.25
	$ 400,001-450,000	# & %	41	5.47
	$ 450,001-500,000	# & %	26	3.85
	$ 500,001-550,000	# & %	6	1.00
	$ 550,001-600,000	# & %	5	0.91
	$ 600,001-650,000	# & %	4	0.78
	$ 650,001-700,000	# & %	1	0.21
	$ 700,001-750,000	# & %	0	0.00
	$ 750,001-800,000	# & %	0	0.00
	$ 800,001-850,000	# & %	0	0
	$ 850,001-900,000	# & %	0	0.00
	$ 900,001-950,000	# & %	0	0.00
	$ 950,001-1,000,000	# & %	0	0.00
	> $ 1,000,001	# & %	0	0.00
Geographic Distribution	AK	%	0.45	
	AL	%	0.72	
	AR	%	0.11	
	AZ	%	4.64	
	CA	%	21.31	
	CO	%	1.58	
	CT	%	0.91	
	DC	%	0.00	
	DE	%	0.18	
	FL	%	12.23	
	GA	%	1.42	
	HI	%	0.76	

IA	%	0.53
ID	%	0.03
IL	%	7.49
IN	%	2.23
KS	%	0.34
KY	%	0.54
LA	%	1.03
MA	%	0.87
MD	%	3.77
ME	%	0.16
MI	%	5.38
MN	%	1.50
MO	%	2.27
MS	%	0.33
MT	%	0.00
NC	%	0.59
ND	%	0.08
NE	%	0.11
NH	%	0.21
NJ	%	4.32
NM	%	0.53
NV	%	1.66
NY	%	10.13
OH	%	0.42
OK	%	0.53
OR	%	0.16
PA	%	2.83
RI	%	0.10
SC	%	0.18
SD	%	0.05
TN	%	1.23
TX	%	2.30
UT	%	0.76
VA	%	0.00
VT	%	0.00
WA	%	1.50
WI	%	1.45
WV	%	0.00
WY	%	0.07

Please populate column D (&E) with the corresponding pool characteristics in Column B.

- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.